Exhibit 99.10

ARCHER announces first quarter 2011 earnings release date and conference call information

Hamilton, Bermuda, May 23, 2011

Archer's first quarter 2011 results are scheduled to be released on Thursday May 26, 2011 before the start of trading on the Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held at 3PM (CEST) on Thursday May 26, 2011 by Jorgen Peter Rasmussen, Chief Executive Officer, Thorleif Egeli, Chief Operating Officer, Christoph Bausch, Chief Financial Officer and Lars Bethuelsen, Senior Vice President M&A and IR.

To listen to the presentation, the following options are available:

A.	Webcast

In order to listen to the presentation on the web, you need to have installed a sound card on your computer.

A link to the webcast registration can be found at www.archerwell.com

B.	Conference call

To access the call, which is open to the public, please contact the conference call operator at the participant telephone numbers listed below. Please call in 20 minutes prior to the scheduled start time, and ask for the "Archer First Quarter 2011 Results Conference Call."

Participant telephone numbers:

+44 (0)20 7806 1953	UK Toll

0800 028 1277	UK Toll Free

+1 212 444 0412	US Toll

1888 935 4577	US Toll Free

+47 24 15 97 58	Norway Toll

800 51 068	Norway Toll Free

Confirmation Code:	4906704

The operator will ask for your name, company and the confirmation code.

Following the presentation there will be a Q&A session. Information on "how to ask questions" will be given at the beginning of the Q&A session.

Playback Option:

If you are unable to participate in the conference call on the day, there is an opportunity to listen to a replay on www.archerwell.com/webcast or to listen to a playback by dialing:

+44 (0)20 7111 1244	UK Toll

+1 347 366 9565	US Toll

+47 2100 0498	Norway Toll

- followed by replay access number: 4906704#

Participant list information required: Full name & company

Replay will be available until June 25, 2011.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)